[redacted]

09059428

:TATES
[ANGE COMMISSION
D.C. 20549

PB 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPA Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Colonial Center Parkway, Suite 600
(No. and Street)

Roswell	GA	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Dubay 770-998-8721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leduc & Phillips, LLC
(Name – *if individual, state last, first, middle name*)

1132 Floyd Street	Covington	GA	30014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Daniel Dubay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPA Investments, Inc., as of February 25, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPA INVESTMENTS, INC.
REPORT ON FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

PPA INVESTMENTS, INC.

TABLE OF CONTENTS

Leduc & Phillips, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

We have audited the statement of financial condition of PPA Investments, Inc. as of December 31, 2008 and 2007, and the related statements of income, retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Further, we have determined that PPA Investments, Inc., during the year ended December 31, 2008 and 2007, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, held no funds or securities for, and owed no money or securities to, its customers. We have also determined that PPA Investments, Inc. had no liabilities subordinated to claims of creditors at December 31, 2008 and 2007. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2009 — Leduc & Phillips, LLC
Covington, Georgia

1132 Floyd Street, Covington, GA 30014 • Phone: 770-788-2512 Web: www.LPALLC.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT		
Cash and cash equivalents	$ 193,270	$ 221,930
Restricted cash	25,000	25,000
Commission receivable	331	552
Income taxes receivable	-	949
Deferred tax asset - current	920	240
Prepaid expenses	6,000	11,250
Total current assets	225,521	259,921
PROPERTY AND EQUIPMENT		
Computers and equipment	57,488	57,488
Furniture and fixtures	3,000	3,000
Total property and equipment cost	60,488	60,488
Less accumulated depreciation	(54,104)	(47,901)
Net property and equipment	6,384	12,587
OTHER ASSETS		
Other receivables	46,578	10,129
Security deposits	4,492	4,492
Total other assets	51,070	14,621
Total assets	$ 282,975	$ 287,128

The accompanying notes are an integral part of the financial statements.

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT		
Accounts payable - commission	$ 729	$ 1,163
Accrued expenses	10,943	4,900
Income taxes payable	-	530
Total current liabilities	11,671	6,593
DEFERRED TAX LIABILITY - LONG-TERM	1,330	2,590
Total liabilities	13,001	9,183
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 500 shares issued and outstanding at $1 par value	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	242,474	250,446
Total stockholder's equity	269,974	277,946
Total liabilities and stockholder's equity	$ 282,975	$ 287,128

The accompanying notes are an integral part of the financial statements.

PPA INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
COMMISSION INCOME	$ 1,323,146	$ 1,495,507
COMMISSION EXPENSE	(1,232,086)	(1,363,268)
Net commissions	91,060	132,239
EXPENSES		
Office expense	204,247	241,844
Miscellaneous expense	401	213
Professional fees	16,618	12,203
Depreciation	6,202	4,822
Licenses and taxes	5,675	4,695
Travel	438	800
Total expenses	233,580	264,576
Net income (loss) from operations	(142,521)	(132,337)
OTHER INCOME (EXPENSE)		
Interest and dividend income	125,568	106,237
Gains (losses) on firm trading accounts	8,316	-
Miscellaneous	9	36,153
Interest (expense)	(1,041)	(10)
Total other income (expense)	132,853	142,380
Net income (loss) before provision for income tax	(9,668)	10,043
PROVISION FOR INCOME TAX	(1,696)	881
Net income	(7,972)	9,162
RETAINED EARNINGS, beginning of year	250,446	241,283
RETAINED EARNINGS, end of year	$ 242,474	$ 250,446

The accompanying notes are an integral part of the financial statements.

PPA INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities		
Net income	$ (7,972)	$ 9,162
Adjustments to reconcile net income to net cash provided by (used by) operating activities:		
Depreciation	6,202	4,822
Deferred taxes	(1,940)	3,600
Changes in assets and liabilities		
Commission receivable	221	730
Income tax receivable	949	159
Prepaid expenses	5,250	(11,250)
Other receivables	(36,449)	81,680
Accounts payable	(434)	(2,724)
Income tax payable	(530)	(1,770)
Accrued expenses	6,043	450
Net cash provided by (used in) opearting activities	(28,660)	84,859
Cash flows from investing activities:		
Purchase of property and equipment	-	(11,717)
Net cash provided by (used by) investing activities	-	(11,717)
Increase (decrease) in cash and cash equivalents	(28,660)	73,142
Cash and cash equivalents at beginning of year	221,930	148,788
Cash and cash equivalents at end of year	$ 193,270	$ 221,930
Cash paid during the year for:		
Interest	$ 1,041	$ 10
Income taxes	$ 1,166	$ -

The accompanying notes are an integral part of the financial statements.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

1. ORGANIZATION

The Company is a Georgia corporation that provides investment advisory services to customers located primarily in the southeastern United States. The Company has registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective May 7, 1985. Pursuant to this registration, the Company must maintain a minimum net capital. See Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years (see Note 4).

Depreciation - Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals in excess of $1,000 are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

Recognition of commission income and expense - The Company receives various commissions from investment companies. Commissions, income and expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions and the related commission expense are recognized on a cash basis as the commissions are received and paid out. The effect on the financial statement for the years ended December 31, 2008 and 2007, had the trailing commissions been accounted for on an accrual basis, would be immaterial to the financial statements taken as a whole.

Cash and Cash equivalents – For purposes of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business and that are not considered deposits on any agreements to be cash equivalents.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit risk - The Company had a credit risk associated with cash and cash equivalents of approximately $31,400 and $78,500 at December 31, 2008 and 2007, respectively, in that these funds were not covered by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration – The Company clears all of its customer transactions through a fully disclosed clearing agreement with Pershing, LLC. Any amounts receivable or payable to the clearing broker relates to the aforementioned transactions and is collateralized by a deposit held by the clearing broker.

Expense Sharing Agreement – The Company has an expense sharing agreement with First South Group, Inc., an affiliated company, by the fact that it has common shareholders. The agreement is such that the two companies share certain expenses such as employees, office space, insurance, telephone and computer equipment and other expenses. First South Group, Inc. has adequate resources independent of the broker-dealer to meet its obligations and the Company is not responsible for any of First South Group, Inc.'s obligations. Any expenses allocated to the Company under the terms of this agreement have adequate support that is maintained by the Company.

Indemnifications – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event that Pershing, LLC, the clearing broker, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 and 2007, respectively, the Company had net capital of $207,544 and $239,271, which was $157,544 and $189,271 in excess of its required net capital of $50,000.

4. INCOME TAXES

Temporary differences giving rise to the deferred tax assets and liabilities consist primarily of the excess depreciation for tax purposes over the amount for financial reporting purposes, and the cash basis of reporting for tax purposes, versus the accrual basis for financial reporting purposes.

The current and deferred portions of the income tax expense (benefit) included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting For Income Taxes, are as follows:

Income tax expense (benefit) consisted of the following:

	2008			2007		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ (1,376)	$ (1,390)	$ 14	$ 489	$ 2,580	$ (2,091)
State	(320)	(550)	230	392	1,020	(628)
Total	$ (1,696)	$ (1,940)	$ 244	$ 881	$ 3,600	$ (2,719)

At December 31, 2008, the Company had federal net operating loss carry-forwards of approximately $33,500 for which no valuation has been provided. The carry-forwards expire through 2028. These federal net operating loss carry-forwards relate to the fact that the Company files its tax return using the cash basis of accounting and as a result, the timing of when revenues and expenditures are recognized differs.

The effective tax rates for the company are 15% for federal and 6% for state purposes and have remained stable and therefore deferred tax assets are computed using these rates.

PPA INVESTMENTS. INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008 AND 2007
SCHEDULE 1

	2008	2007
Total stockholder's equity from the balance sheet	$ 269,974	$ 277,946
Less non-allowable items		
Taxes receivable	-	949
Commissions receivable	331	552
Deferred tax asset	920	240
Other receivables	40,525	4,245
Prepaid expenses	6,000	11,250
Prepaid expenses and security deposits	4,492	4,492
Property and equipment	6,384	12,587
	58,652	34,315
Net capital before haircuts on securities positions	211,322	243,631
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(F))		
Trading and investment securities	(3,778)	(4,360)
Net capital	$ 207,544	$ 239,271

See accountant's report.

PPA INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(PURSUANT TO RULE 17a-5(d)(H) OF
THE SECURITIES EXCHANGE ACT OF 1934)
DECEMBER 31, 2008
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2008	$ 281,162	$ 269,974
Less non-allowable assets	(69,174)	(58,652)
Less haircuts on securities	(3,778)	(3,778)
Net capital as of December 31, 2008	$ 208,210	$ 207,544

See accountant's report.

Leduc & Phillips, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of PPA Investments, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1132 Floyd Street, Covington, GA 30014 • Phone: 770-788-2512 Web: www.LPALLC.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we considered to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and we have communicated them in writing to management and those charged with governance on February 16, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and we have communicated them in writing to management and those charged with governance on February 16, 2009.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leduc & Phillips, LLC

February 16, 2009
Covington, Georgia

END